Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings (Loss):
Income (Loss) before Provision for Income Taxes	$25,379	$(10,394)	$(47,098)	$(28,810)	$(28,758)	$(27,594)	$(19,758)
Fixed Charges	6,187	5,927	24,150	18,268	12,589	10,716	6,983
Total Earnings (Loss)	$31,566	$(4,467)	$(22,948)	$(10,542)	$(16,169)	$(16,878)	$(12,775)

Fixed Charges:
Interest Expense	$5,587	$5,292	$21,728	$15,465	$11,283	$9,433	$6,791
Amortization of Debt Costs	546	587	2,226	2,630	1,187	1,153	51
Interest Component of Rent Expense	54	48	196	173	119	130	141
Total Fixed Charges	$6,187	$5,927	$24,150	$18,268	$12,589	$10,716	$6,983

Ratio of Earnings to Fixed Charges (1)	5.10x	N/A	N/A	N/A	N/A	N/A	N/A

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of (i) income (loss) before provision for income taxes and (ii) fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt costs, and (iii) a portion of rental expense that management believes is representative of the interest component of rental expense. The Company uses 10% of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense. Earnings for the three months ended March 31, 2013 and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 were insufficient to cover fixed charges by $10.4 million, $47.1 million, $28.8 million, $28.8 million, $27.6 million $19.8  million, respectively.